Chicago Rivet

Chicago Rivet & Machine Co.
2001 Annual Report

Highlights

	2001	2000	1999
Net Sales and Lease Revenue	$40,443,010	$45,423,263	$49,080,257
Net Income	1,792,270	2,656,161	3,454,291
Net Income Per Share	1.85	2.60	3.00
Dividends Per Share	.97	1.07	1.07
Net Cash Provided by Operating Activities	5,287,476	4,773,144	5,283,240
Expenditures for Property, Plant and Equipment	1,431,698	2,125,189	1,709,527
Working Capital	11,616,424	12,001,291	12,447,590
Total Shareholders' Equity	22,372,924	21,518,773	23,887,278
Common Shares Outstanding at Year-End	967,132	967,132	1,138,096
Shareholders' Equity Per Common Share	23.13	22.25	20.99

Transfer Agent and Registrar
EquiServe Trust Company, N.A.

Stock Exchange
The Company's stock is traded on the American Stock Exchange (Ticker symbol CVR)

Annual Meeting
The annual meeting of shareholders
will be held on May 14, 2002 at 10:00 a.m. at
901 Frontenac Road
Naperville, Illinois 60566

To Our Shareholders:

RESULTS OF OPERATIONS

The economic malaise that adversely affected our business during the latter portion of 2000 continued to be the dominant force impacting our business throughout 2001. Eventually, the economy was officially declared to be in a recession, and as the effects of this recession became more widespread during 2001, demand for our products continued to weaken. Within the fastener segment, customers responded to the worsening economic conditions by reducing inventories and reducing production, which translated into further reductions in purchasing activity. This same set of circumstances impacted demand for perishable tools and repair parts within our assembly equipment segment, where revenues from the sale of new automatic assembly equipment weakened considerably as activity within that sector of the economy fell to its lowest level in nearly ten years.

In response to these conditions, we reduced production schedules, trimmed inventories and moved to control costs to the greatest extent possible, all of which contributed to results that were respectable in view of overall economic conditions. In addition, we completed initiatives that should allow us to expand our market share in certain niche areas.

2001 Compared to 2000

The effect of the current recession is apparent in the comparison of revenues and margins between 2001 and 2000. Net sales and lease revenues fell to $40,443,010 in 2001, a decline of 11% compared to 2000. This lower level of operations was the primary factor contributing to the decrease in gross margins, which fell to $9,187,046 for 2001, compared to $11,943,030 reported for 2000.

Revenues within the fastener segment declined 8.5% and amounted to $32,704,142 during 2001. This decline stems from the combination of lower volumes for existing business, partially offset by successful efforts to win new business from both new and existing customers. Gross margins within this segment declined from 22.3% in 2000 to 19.9% for 2001. During the year, the Company was able to take advantage of softness within the raw materials market, successfully negotiating price reductions for certain raw materials and supplies. Unfortunately, the positive contribution from those activities was offset by increases in the cost of health insurance and a somewhat higher cost for perishable tooling. Other than those two areas, we were generally successful in reducing our variable costs in a manner consistent with the reduced level of operations. Fixed costs, as would be expected, remained relatively unchanged despite the reduced levels of operations.

The domestic metalworking machinery market suffered a significant decline in 2001, with overall activity falling to its lowest level in nearly a decade. These conditions were plainly evident in the results of operations within our assembly equipment segment. Revenues fell to $7,738,868 during 2001, compared to $9,687,564 recorded during 2000. Despite our efforts to reduce costs and manage the negative effects of lower volumes, we were unable to cut costs as quickly and as deeply as demand declined. Because we believe that this downturn is of a cyclical nature, we made a decision to attempt to maintain as much of our skilled workforce as possible, rather than attempt to match volume declines with a wholesale reduction in the workforce. As a result, labor and benefit costs remained at levels somewhat higher than might otherwise be expected given recent business conditions. On a short-term basis, we view this as the most practical response to what we believe will be a temporary situation. We were able to achieve only limited reductions in fixed costs compared with the prior year. The net result was an overall decline in gross margins, which fell to approximately 35% in 2001, compared to 42% recorded in 2000.

Selling and administrative expenses declined significantly compared with the prior year. Successful completion of the first phase of implementation of new data processing systems resulted in a significant reduction in consulting expenses compared with the prior year. In addition, salary and benefit expenses declined significantly due to reductions in headcount, achieved mainly through attrition. Sales commissions and profit sharing expense declined to levels consistent with the lower sales volume and lower income, respectively. Unfortunately, bad debt expense increased by a net amount of $114,000, mainly due to the third quarter bankruptcy filing of a certain customer.

Lower prevailing interest rates, combined with lower debt, resulted in a net interest expense reduction of $61,000.

2000 Compared to 1999

In 2000, conditions in our major markets tended to weaken as the year progressed. As a result, net sales and lease revenues declined to $45,423,263 in 2000. On an overall basis, this represents a decline of 7.5% compared to the record level of $49,080,257 recorded in 1999. Revenues within the fastener segment, which began 2000 at a slightly stronger pace than in the prior year, ended the year at $35,735,699, a decline of 4.7% compared to 1999, as the second half of the year was characterized by business levels that were sharply lower than the preceding six months. This downturn is attributable to a decline in the level of activity within the motor vehicle and automotive parts sector of the economy upon which we depend for the majority of our fastener revenues. Within the assembly equipment segment, demand was comparatively soft early in the year, and became weaker as the year progressed. As a result, revenues for the full year declined approximately 16% compared to 1999, totaling $9,687,564 during 2000.

Given the reduced operating levels, gross margins within the fastener segment declined compared to the prior year. However, there were other significant factors that impacted gross margins. Among them were increases in wage levels necessary to retain skilled labor in the face of very tight labor markets, increases in the cost of tooling and supplies used in manufacturing, significantly higher costs for health insurance and higher depreciation expense associated with recent investments in new manufacturing equipment. While competitive situations continued to hamper our ability to recover the higher costs outlined above, favorable conditions in the market for raw materials enabled us to negotiate modest reductions in the prices paid for certain raw materials. Overall, however, the combination of lower volume and generally higher manufacturing costs caused gross margins, within the fastener segment, to fall to 22.3% compared to 23.9% in the prior year.

During 2000, revenues within the assembly equipment segment declined approximately 16% compared to 1999. Most of this decline was a function of reduced unit sales, as demand was comparatively weak throughout the year. Gross margins declined from approximately 45% in 1999 to 42% in 2000, due in part to a continued shift toward lower priced and lower margin equipment, and also due to the impact of higher health insurance costs. Most other costs of manufacturing were reduced to levels consistent with the lower operating levels.

Selling and administrative expenses declined 3.6% compared with 1999. Costs incurred in connection with the implementation of new data processing systems declined substantially compared with 1999, but still remained at higher than normal levels for most of the current year. Both commission expense and profit sharing expense declined in proportion with the decline in sales and profits, respectively. Offsetting these changes were professional fees incurred in connection with the Company's "Dutch auction" tender offer, higher health insurance costs, and increases in salary expense.

Interest expense increased approximately $123,000 due primarily to additional borrowing in connection with the tender offer and, to a lesser extent, higher interest rates.

DIVIDENDS

The Company paid four regular quarterly dividends of $.18 per share during 2001. In addition, an extra dividend of $.25 per share was paid during the second quarter of 2001, bringing the total dividend distribution to $.97 per share. On February 18, 2002 your Board of Directors declared a regular quarterly dividend of $.18 per share, payable March 20, 2002 to shareholders of record March 5, 2002. This continues the uninterrupted record of consecutive quarterly dividends paid by the Company to its shareholders that extends over 68 years. At that same meeting, the Board declared an extra dividend of $.15 per share, payable April 19, 2002 to shareholders of record, April 5, 2002.

MACHINERY AND EQUIPMENT

The Company invested approximately $1.4 million in machinery, equipment and building improvements during 2001. The total amount of investment was lower than in the recent past, and, as has been the case for the past several years, the majority of these expenditures were related to the fastener segment of our operations. Specifically, a total of $1.1 million was expended for the purchase of equipment used directly in the manufacture of fasteners and $88,000 was invested in new equipment related to the quality control process in fastener manufacturing. $129,000 was expended in connection with data processing and data communications equipment, $61,000 was spent for building improvements, primarily related to the fastener segment of our business, and the balance was expended for a variety of smaller machinery and equipment, including the manufacture of automatic rivet setting equipment that is leased to our customers.

Capital investments totaled approximately $2.1 million during 2000. Slightly over $1.9 million of this total was invested in new equipment related to the production of fasteners. Of the amount expended within the fastener segment, $1.5 million was invested in new cold heading and thread-forming equipment and certain support equipment. This equipment will be utilized to expand our capacity to manufacture certain specialty products for which demand has exceeded our capacity. Certain obsolete heat treating equipment was replaced at a cost of $276,000. The balance was expended for various smaller projects, including new quality control equipment and building improvements. Within the assembly equipment segment, capital expenditures totaled $150,372, primarily for the replacement of machine tools used in the manufacture of perishable tooling that is sold to our customers. The balance was expended for data processing equipment and various office equipment.

Investments in machinery and equipment totaled $1,709,527 during 1999. Investments in new equipment related to the manufacture of fasteners accounted for the majority of these investments and totaled $994,000 during the year. Investments in hardware and software related to improved information management technology totaled $267,000. A total of $181,000 was expended for the purchase of a variety of test and inspection equipment related to quality control initiatives. Investments in new machine tools used in the manufacture of assembly equipment totaled $108,000. Approximately $41,000 was invested in new telephone equipment and the balance was expended for the purchase, or repair, of various, smaller machine tools and building repairs.

Depreciation expense amounted to $1,921,703 in 2001, $1,889,849 in 2000, and $1,711,721 in 1999.

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2001, working capital was $11.6 million. While this is a modest decline compared with the prior year, our current ratio (current assets divided by current liabilities) improved to 3.7 from 3.5. The accounts receivable balance at year-end declined substantially compared with the year earlier, largely as a result of lower fourth quarter sales. Inventory levels, which increased slightly during 2000, were significantly reduced during 2001, and our objective is to further improve our ability to operate with lower levels of inventory.

In connection with a "Dutch auction" tender offer in April 2000, the Company obtained, on an unsecured basis, a financing commitment that provided borrowing capacity of up to $9.0 million plus a $1.0 million line of credit. The new borrowing was used to finance the unpaid balance of a 1996 loan related to the acquisition of H & L Tool Company, Inc. ($2.7 million) and to fund the purchase of stock under the terms of the "Dutch auction." At December 31, 2001, the indebtedness under the term loan was approximately $3.4 million. Under the terms of the note, the Company is scheduled to repay the principal in quarterly installments of $450,000, plus interest computed on the unpaid balance at a variable rate that is calculated under one of two methods, selected at the option of the Company: the London Inter-Bank Offering Rate (LIBOR) plus an applicable margin; or the lender's prime rate, less an applicable margin. The applicable margin is based upon the funded debt ratio and, for any portion of the loan that bears interest at the prime rate, this margin is up to 50 basis points, and for any portion that bears interest at the LIBOR rate, it is up to 130 basis points. This rate is adjusted quarterly and was approximately 2.9% at December 31, 2001. Management believes that current cash, cash equivalents, operating cash flow and the available line of credit will be sufficient to provide adequate working capital for the foreseeable future.

The Company has not entered into, and has no current plans to enter into, any off-balance sheet financing arrangements. The Company has no long-term supply contracts that will have a material impact on liquidity and financial resources.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Over time, the Company is exposed to market risks arising from changes in interest rates. The Company has not historically used derivative financial instruments. As of December 31, 2001, $3.43 million of floating-rate debt was exposed to changes in interest rates compared to $5.23 million at the prior year-end. This exposure was primarily linked to the London Inter-Bank Offering Rate and the lender's prime rate under the Company's term loan. A hypothetical 10% change in these rates would not have had a material effect on the Company's annual earnings.

NEW ACCOUNTING STANDARDS

The Company's financial statements and financial condition were not, and are not expected to be, materially impacted by any new, or proposed, accounting standards.

STOCK PURCHASE PROGRAM

Terms of a stock repurchase authorization originally approved by the Board of Directors in February of 1990, and subsequently amended to permit the repurchase of an aggregate of 200,000 shares, provide for purchases of the Company's common stock to be made from time to time, in the open market or in private transactions, at prices deemed reasonable by management. Purchases under the current repurchase authorization have amounted to 161,996 shares at an average price of $15.58 per share. Although no purchases were made during 2001, it is management's intention to continue this program, provided funding for repurchases is available and market conditions are favorable.

In addition to the purchases described above, the Company purchased 159,564 shares at a price of $23.00 per share pursuant to a "Dutch auction" tender offer completed in April 2000.

OUTLOOK FOR 2002

The Company's fortunes remain closely tied to the level of industrial activity in general, with an emphasis on North American automobile production. While we anticipate that business conditions will improve, the timing and extent of improvement continues to be uncertain. We have seen some firming in demand on the fastener side of our business, but it has been customer specific, rather than a broad-based improvement. Demand for automated assembly equipment and related perishable tooling remains at very low levels. On an overall basis, bookings for the first two months of this year lag the levels recorded during the same period last year, apparently supporting those forecasts that suggest the timing of the recovery will be later in the year. The prevailing conditions foster intensified price competition and continued downward pressure on margins.

We have responded by taking appropriate actions to reduce costs wherever possible and to contain costs where reductions are not feasible. In addition, in situations where it is both necessary and economically practical, we have reduced our prices in order to meet competitive challenges and maintain our market share. We have actively solicited new business within our existing customer base as well as from new customers. These efforts have met with varying degrees of success, and we plan to follow a similar course of action in the coming months.

Investments in new equipment to expand our capabilities in the manufacture of specialty fasteners are finally beginning to bear fruit and should contribute to both revenues and profits in 2002. We anticipated that this would have occurred during 2001, but market conditions delayed realization by several months. We are optimistic that sustainable shipments of these products will begin late in the first quarter of this year.

We are glad to leave 2001 behind us and look forward to the opportunities that lie ahead. Certainly, the future will hold challenges as well as opportunities, but we believe we are well prepared to meet those challenges and to take advantage of the opportunities that will arise. We gratefully acknowledge the support of our shareholders, the loyalty of our customers and the contributions of our workforce — for each of these elements has been critical to our past success and each is essential for our future success.

Respectfully,

John A. Morrissey
Chairman

John C. Osterman
President

March 1, 2002

FORWARD-LOOKING STATEMENTS

This discussion contains certain "forward-looking statements" which are inherently subject to risks and uncertainties that may cause actual events to differ materially from those discussed herein. Factors which may cause such differences in events include, among other things, our ability to maintain our relationships with our significant customers; increases in the prices of, or limitations on the availability of, our primary raw materials; or a downturn in the automotive industry, upon which we rely for sales revenue, and which is cyclical and dependent on, among other things, consumer spending, international economic conditions and regulations and policies regarding international trade. Many of these factors are beyond our ability to control or predict. Readers are cautioned not to place undue reliance on these forward-looking statements. We undertake no obligation to publish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Consolidated Balance Sheets

December 31	2001	2000
Assets		
Current Assets		
Cash and Cash Equivalents	**$ 4,692,999**	$ 2,265,442
Certificates of Deposit	**177,882**	1,429,886
Accounts Receivable—Less allowances of $240,000 and $90,000, respectively	**3,995,148**	5,037,231
Inventories	**6,050,668**	7,204,184
Deferred Income Taxes	**607,191**	705,191
Other Current Assets	**335,590**	191,668
Total Current Assets	**15,859,478**	16,833,602
Net Property, Plant and Equipment	**13,818,535**	14,323,517
Total Assets	**$29,678,013**	$31,157,119
Liabilities and Shareholders' Equity		
Current Liabilities		
Current Portion of Note Payable	**$ 1,800,000**	$ 1,800,000
Accounts Payable	**929,634**	1,065,561
Accrued Wages and Salaries	**751,582**	753,577
Contributions Due Profit Sharing Plan	**294,986**	437,076
Other Accrued Expenses	**384,110**	774,974
Federal and State Income Taxes Payable	**82,742**	1,123
Total Current Liabilities	**4,243,054**	4,832,311
Note Payable	**1,632,760**	3,432,760
Deferred Income Taxes	**1,429,275**	1,373,275
Total Liabilities	**7,305,089**	9,638,346
Commitments and Contingencies (Note 12)		
Shareholders' Equity		
Preferred Stock, No Par Value, 500,000 Shares Authorized: None Outstanding	**—**	—
Common Stock, $1.00 Par Value, 4,000,000 Shares Authorized: 1,138,096 Shares Issued	**1,138,096**	1,138,096
Additional Paid-in Capital	**447,134**	447,134
Retained Earnings	**24,682,816**	23,828,665
Treasury Stock, 170,964 Shares at cost	**(3,895,122)**	(3,895,122)
Total Shareholders' Equity	**22,372,924**	21,518,773
Total Liabilities and Shareholders' Equity	**$29,678,013**	$31,157,119

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statements of Income

For the Years Ended December 31	2001	2000	1999
Net Sales and Lease Revenue	$40,443,010	$45,423,263	$49,080,257
Cost of Goods Sold and Costs Related to Lease Revenue	31,255,964	33,480,233	35,718,882
Gross Profit	9,187,046	11,943,030	13,361,375
Selling and Administrative Expenses	6,439,603	7,801,089	8,094,719
Other Expense, net	56,173	155,780	37,365
Income Before Income Taxes	2,691,270	3,986,161	5,229,291
Provision for Income Taxes	899,000	1,330,000	1,775,000
Net Income	$ 1,792,270	$ 2,656,161	$ 3,454,291
Net Income Per Share	$ 1.85	$ 2.60	$ 3.00

Consolidated Statements of Retained Earnings

Retained Earnings at Beginning of Year	$23,828,665	$22,302,048	$20,405,979
Net Income	1,792,270	2,656,161	3,454,291
Treasury Stock Retired	—	—	(325,793)
Cash Dividends Paid, $.97 Per Share in 2001, $1.07 Per Share in 2000 and $1.07 Per Share in 1999	(938,119)	(1,129,544)	(1,232,429)
Retained Earnings at End of Year	$24,682,816	$23,828,665	$22,302,048

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statements of Cash Flows

For the Years Ended December 31	2001	2000	1999
Cash Flows from Operating Activities:			
Net Income	**$ 1,792,270**	$ 2,656,161	$ 3,454,291
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:			
Depreciation and Amortization	**1,921,703**	1,889,849	1,711,721
Net Gain on the Sale of Properties	**(42,917)**	(2,439)	(6,690)
Deferred Income Taxes	**154,000**	45,000	30,000
Changes in Operating Assets and Liabilities:			
Accounts Receivable	**1,042,083**	1,644,428	(198,445)
Inventories	**1,153,516**	(280,463)	(393,974)
Other Current Assets	**(143,922)**	54,329	(10,848)
Accounts Payable	**(135,927)**	(372,586)	165,685
Accrued Wages and Salaries	**(1,995)**	(39,029)	47,448
Accrued Profit Sharing Plan Contributions	**(142,090)**	(231,977)	122,975
Other Accrued Expenses	**(390,864)**	174,401	11,238
Income Taxes Payable	**81,619**	(764,530)	349,839
Net Cash Provided by Operating Activities	**5,287,476**	4,773,144	5,283,240
Cash Flows from Investing Activities:			
Capital Expenditures	**(1,431,698)**	(2,125,189)	(1,709,527)
Proceeds from the Sale of Properties	**57,894**	22,225	41,288
Proceeds from Held-to-Maturity Securities	**3,815,989**	2,506,327	6,151,774
Purchases of Held-to-Maturity Securities	**(2,563,985)**	(3,383,619)	(6,154,114)
Net Cash Used in Investing Activities	**(121,800)**	(2,980,256)	(1,670,579)
Cash Flows from Financing Activities:			
Borrowings under Term Loan Agreement	**—**	3,882,760	—
Payments under Term Loan Agreement	**(1,800,000)**	(1,800,000)	(1,800,000)
Purchases of Treasury Stock	**—**	(3,895,122)	(347,243)
Cash Dividends Paid	**(938,119)**	(1,129,544)	(1,232,429)
Net Cash Used in Financing Activities	**(2,738,119)**	(2,941,906)	(3,379,672)
Net Increase (Decrease) in Cash and Cash Equivalents	**2,427,557**	(1,149,018)	232,989
Cash and Cash Equivalents:			
Beginning of Year	**2,265,442**	3,414,460	3,181,471
End of Year	**$ 4,692,999**	$ 2,265,442	$ 3,414,460
Cash Paid During the Year for:			
Income Taxes	**$ 663,381**	$ 2,049,530	$ 1,395,161
Interest	**$ 354,649**	$ 288,769	$ 264,684

The accompanying notes are an integral part of the Consolidated Financial Statements.

Notes to Consolidated Financial Statements

1—Nature of Business and Significant Accounting Policies

Nature of Business—The Company operates in the fastener industry and is in the business of producing and selling rivets, cold-formed fasteners, screw machine products, automatic rivet setting machines, parts and tools for such machines, and the leasing of automatic rivet setting machines.

A summary of the Company's significant accounting policies follows:

Principles of Consolidation—The consolidated financial statements include the accounts of Chicago Rivet & Machine Co. and its wholly-owned subsidiary, H & L Tool Company, Inc. (H & L Tool). All significant intercompany accounts and transactions have been eliminated.

Revenue Recognition—Revenues from product sales are recognized upon shipment and an allowance is provided for estimated returns and discounts based on experience.

Lease Income—Automatic rivet setting machines are available to customers on either a sale or lease basis. The leases, generally for a one-year term, are cancelable at the option of the Company or the customer and are accounted for under the operating method, which recognizes lease revenue over the term of the lease. Rentals are billed in advance, and revenues attributable to future periods are included in unearned revenue in the consolidated balance sheets. Costs related to lease revenue, other than the cost of the machines, are expensed as incurred.

Credit Risk—The Company extends credit primarily on the basis of 30-day terms to various companies doing business primarily in the automotive industry. The Company has a concentration of credit risk primarily within the automotive industry and in the Midwestern United States.

Cash and Cash Equivalents—The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Fair Value of Financial Instruments—The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents and certificates of deposit approximate fair value. The carrying amount reported for the note payable approximates fair market value.

Inventories—Inventories are stated at the lower of cost or net realizable value, cost being determined principally by the first-in, first-out method.

Property, Plant and Equipment—Properties are stated at cost and are depreciated over their estimated useful lives using the straight-line method for financial reporting purposes. Accelerated methods of depreciation are used for income tax purposes. Direct costs related to developing or obtaining software for internal use are capitalized as property and equipment. Capitalized software costs are amortized over the software's useful life when the software is ready for its intended use. The estimated useful lives by asset category are:

Asset category	Estimated useful life
Land improvements	15 to 25 years
Buildings and improvements	10 to 35 years
Machinery and equipment	7 to 15 years
Automatic rivet setting machines on lease	10 years
Capitalized software costs	3 to 5 years
Other equipment	3 to 15 years

The Company reviews the carrying value of property, plant and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets.

When properties are retired or sold, the related cost and accumulated depreciation are removed from the respective accounts, and any gain or loss on disposition is recognized currently. Maintenance, repairs and minor betterments that do not improve the related asset or extend its useful life are charged to operations as incurred.

Income Taxes—Deferred income taxes are determined under the asset and liability method in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Deferred income taxes arise from temporary differences between the income tax basis of assets and liabilities and their reported amounts in the financial statements.

Segment Information—The Company reports segment information in accordance with Statement of Financial Accounting Standards No. 131 ("FAS 131"), "Disclosures about Segments of an Enterprise and Related Information." FAS 131 requires that segments be based on the internal structure and reporting of the Company's operations.

Net Income Per Share—Net income per share of common stock is based on the weighted average number of shares outstanding of 967,132 in 2001, 1,022,627 in 2000 and 1,151,333 in 1999.

Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

2—Balance Sheet Details

	2001	2000
Inventories:		
Raw materials	**$ 1,649,051**	$ 2,010,984
Work in process	**1,766,068**	2,156,092
Finished goods	**2,635,549**	3,037,108
	$ 6,050,668	$ 7,204,184
Net Property, Plant and Equipment:		
Land and improvements	**$ 1,010,595**	$ 1,010,595
Buildings and improvements	**5,738,460**	5,677,680
Production equipment, leased machines and other	**27,958,777**	26,686,705
	34,707,832	33,374,980
Less accumulated depreciation	**20,889,297**	19,051,463
	$13,818,535	$14,323,517
Other Accrued Expenses:		
Property taxes	**$ 120,189**	$ 114,490
Interest	**7,688**	105,497
Unearned revenue and customer deposits	**99,733**	355,874
All other items	**156,500**	199,113
	$ 384,110	$ 774,974

3—Leased Machines—Lease revenue amounted to $225,948 in 2001, $246,940 in 2000 and $283,269 in 1999. Future minimum rentals on leases beyond one year are not significant. The cost and carrying value of leased automatic rivet setting machines at December 31 were:

	2001	2000
Cost	**$506,208**	$531,509
Accumulated depreciation	**465,884**	484,956
Carrying value	**$ 40,324**	$ 46,553

4—Income Taxes—The provision for income tax expense consists of the following:

	2001	2000	1999
Current:			
Federal	**$739,000**	$1,271,000	$1,639,000
State	**6,000**	14,000	106,000
Deferred	**154,000**	45,000	30,000
	$899,000	$1,330,000	$1,775,000

The deferred tax liabilities and assets consist of the following:

	2001	2000
Depreciation	**$(1,444,861)**	$(1,392,656)
Inventory	**329,485**	475,255
Accrued vacation	**175,866**	176,033
Allowance for doubtful accounts	**83,800**	31,300
Other, net	**33,626**	41,984
	622,777	724,572
	$ (822,084)	$ (668,084)

The following is a reconciliation of the statutory federal income tax rate to the actual effective tax rate:

	2001		2000		1999	
	Amount	**%**	Amount	%	Amount	%
Expected tax at U.S. Statutory rate	**$915,000**	**34.0**	$1,355,000	34.0	$1,778,000	34.0
State taxes, net of federal benefit	**4,000**	**.1**	9,000	.2	73,000	1.4
Other, net	**5,000**	**.2**	5,000	.1	5,000	—
Adjustment to prior year accrual	**(25,000)**	**(.9)**	(39,000)	(.9)	(81,000)	(1.5)
Income tax expense	**$899,000**	**33.4**	$1,330,000	33.4	$1,775,000	33.9

5—Note Payable—In connection with the tender offer completed in April 2000, the Company obtained, on an unsecured basis, a financing commitment that provided borrowing capacity of up to $9.0 million plus a $1.0 million line of credit. The new borrowing was used to repay an existing loan ($2.7 million) and to fund purchases of stock under the terms of a "Dutch auction." As of December 31, 2001, total indebtedness under the term loan was $3,432,760. Under the terms of the note evidencing such debt, the Company will repay the principal in quarterly installments of $450,000, plus interest computed on the unpaid balance at a variable rate that is based upon, at the election of the Company, the Bank of America's prime rate less an applicable margin or the London Inter-Bank Offering Rate (LIBOR) plus an applicable margin. The applicable margin is based upon the funded debt ratio. For any portion of the loan that bears interest at the prime rate, this margin is up to 50 basis points, for any portion of the loan that bears interest at the LIBOR rate, the margin is up to 130 basis points. The interest rate is adjusted quarterly and was approximately 2.9% at December 31, 2001. This note is subject to the maintenance of certain financial covenants, including net worth, funded debt ratio and debt coverage ratio. The line of credit was extended through May 31, 2002 and remained unused at December 31, 2001. The loan agreement expires on March 1, 2005, at which time any unpaid principal and interest is due.

6—Treasury Stock Transactions—In 2000, the Company purchased 170,964 shares of its common stock for $3,895,122. These shares are being held in treasury. In 1999, the Company purchased 15,400 common shares for $347,243. The stock purchased in 1999 was retired and the excess of cost over par value was charged proportionately to additional paid-in capital and retained earnings. In 2001, no shares were purchased.

7—Shareholder Rights Agreement—On November 22, 1999, the Company adopted a shareholder rights agreement and declared a dividend distribution of one right for each outstanding share of Company common stock to shareholders of record at the close of business on December 3, 1999. Each right entitles the holder, upon occurrence of certain events, to buy one one-hundredth of a share of Series A Junior Participating Preferred Stock at a price of $90, subject to adjustment. The rights may only become exercisable under certain circumstances involving acquisition of the Company's common stock, including the purchase of 10 percent or more by any person or group. The rights will expire on December 2, 2009 unless they are extended, redeemed or exchanged.

8—Profit Sharing Plan—The Company has a noncontributory profit sharing plan covering substantially all employees. Total expenses relating to the profit sharing plan amounted to approximately $295,000 in 2001, $437,000 in 2000 and $669,000 in 1999.

9—Other Expense, net—Other expense, net consists of the following:

	2001	2000	1999
Interest income	**$ 145,233**	$ 202,915	$ 196,769
Interest expense	**(259,840)**	(378,640)	(255,908)
Gain on sale of property and equipment	**42,917**	2,439	6,690
Other	**15,517**	17,506	15,084
	$ (56,173)	$(155,780)	$ (37,365)

10—Segment Information—The Company operates, primarily in the United States, in two business segments as determined by its products. The fastener segment, which comprises H & L Tool and the parent company's fastener operations, includes rivets, cold-formed fasteners and screw machine products. The assembly equipment segment includes automatic rivet setting machines, parts and tools for such machines and the leasing of automatic rivet setting machines. Information by segment is as follows:

	Fastener	Assembly Equipment	Other	Consolidated
Year Ended December 31, 2001:				
Net sales and lease revenue	$32,704,142	$ 7,738,868	$ —	$40,443,010
Depreciation	1,446,254	242,517	232,932	1,921,703
Segment profit	3,892,772	1,860,559	—	5,753,331
Selling and administrative expenses			2,947,454	2,947,454
Interest expense			259,840	259,840
Interest income			(145,233)	(145,233)
Income before income taxes				2,691,270
Capital expenditures	1,283,566	17,209	130,923	1,431,698
Segment assets:				
Inventory	3,636,677	2,413,991	—	6,050,668
Property, plant and equipment	10,741,793	1,737,603	1,339,139	13,818,535
Other assets	—	—	9,808,810	9,808,810
				29,678,013
Year Ended December 31, 2000:				
Net sales and lease revenue	$35,735,699	$ 9,687,564	$ —	$45,423,263
Depreciation	1,399,029	254,398	236,422	1,889,849
Segment profit	4,878,808	3,070,744	—	7,949,552
Selling and administrative expenses			3,787,666	3,787,666
Interest expense			378,640	378,640
Interest income			(202,915)	(202,915)
Income before income taxes				3,986,161
Capital expenditures	1,933,638	150,372	41,179	2,125,189
Segment assets:				
Inventory	4,401,873	2,802,311	—	7,204,184
Property, plant and equipment	10,898,517	1,965,616	1,459,384	14,323,517
Other assets	—	—	9,629,418	9,629,418
				31,157,119
Year Ended December 31, 1999:				
Net sales and lease revenue	$37,486,536	$11,593,721	$ —	$49,080,257
Depreciation	1,255,975	252,772	202,974	1,711,721
Segment profit	4,882,568	4,232,296	—	9,114,864
Selling and administrative expenses			3,826,434	3,826,434
Interest expense			255,908	255,908
Interest income			(196,769)	(196,769)
Income before income taxes				5,229,291
Capital expenditures	1,464,857	150,387	94,283	1,709,527
Segment assets:				
Inventory	4,269,533	2,654,188	—	6,923,721
Property, plant and equipment	10,778,383	1,672,189	1,657,391	14,107,963
Other assets	—	—	11,589,901	11,589,901
				32,621,585

The Company does not allocate certain selling and administrative expenses for internal reporting, thus, no allocation was made for these expenses for segment disclosure purposes. Segment assets reported internally are limited to inventory and long-lived assets. Long-lived assets of one plant location are allocated between the two segments based on estimated plant utilization, as this plant serves both fastener and assembly equipment activities. Other assets are not allocated to segments internally and to do so would be impracticable. Sales to two customers in the fastener segment accounted for 18, 19 and 17 percent and 14, 11 and 11 percent of consolidated revenues during 2001, 2000 and 1999, respectively. Sales to a third customer amounted to 10 percent in 2001.

11—Other Unusual Items of Income and Expense—Fourth quarter net income includes the net favorable (unfavorable) effect of certain adjustments related to inventory and certain accruals of $(.02), $.10 and $.09 per share, for 2001, 2000 and 1999, respectively.

12—Commitments and Contingencies—The Company recorded rent expense aggregating approximately $40,000, $36,000 and $29,000 for 2001, 2000 and 1999, respectively. Total future minimum rentals at December 31, 2001 are not significant.

The Company is, from time to time involved in litigation, including environmental claims, in the normal course of business. While it is not possible at this time to establish the ultimate amount of liability with respect to contingent liabilities, including those related to legal proceedings, management is of the opinion that the aggregate amount of any such liabilities, for which provision has not been made, will not have a material adverse effect on the Company's financial position.

13—New Accounting Standards—The Company has reviewed Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" and Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" and has determined that their implementation will not materially impact the financial statements.

Report of Independent Accountants

To the Board of Directors and Shareholders of
Chicago Rivet & Machine Co.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, retained earnings and cash flows present fairly, in all material respects, the financial position of Chicago Rivet & Machine Co. and its subsidiary at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Chicago, Illinois
March 1, 2002

Selected Financial Data

	2001	2000	1999	1998	1997
Net Sales and Lease Revenue	**$40,443,010**	$45,423,263	$49,080,257	$44,938,184	$44,543,404
Income Before Income Taxes	**2,691,270**	3,986,161	5,229,291	5,077,480	6,044,510
Net Income	**1,792,270**	2,656,161	3,454,291	3,360,480	3,861,510
Net Income Per Share	**1.85**	2.60	3.00	2.90	3.30
Dividends Per Share	**.97**	1.07	1.07	1.12	.91
Average Common Shares Outstanding	**967,132**	1,022,627	1,151,333	1,159,360	1,170,988
Working Capital	**11,616,424**	12,001,291	12,447,590	12,302,179	13,766,681
Total Debt	**3,432,760**	5,232,760	3,150,000	4,950,000	6,750,000
Total Assets	**29,678,013**	31,157,119	32,621,585	31,815,781	32,947,460
Shareholders' Equity	**22,372,924**	21,518,773	23,887,278	22,012,659	20,511,102

Quarterly Financial Data (Unaudited)

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
2001				
Net Sales and Lease Revenue ..	$10,627,831	$11,216,249	$ 9,398,572	$ 9,200,358
Gross Profit	2,249,917	2,819,622	2,330,542	1,786,965
Net Income........	339,241	737,438	426,996	288,595
Per Share Data:				
Net Income Per Share.........	.35	.76	.44	.30
Average Common Shares Outstanding ...	967,132	967,132	967,132	967,132
2000				
Net Sales and Lease Revenue ..	$12,435,736	$12,366,088	$10,345,570	$10,275,869
Gross Profit	3,543,512	3,646,726	2,262,689	2,490,103
Net Income........	921,435	894,713	274,583	565,430
Per Share Data:				
Net Income Per Share.........	.81	.89	.28	.58
Average Common Shares Outstanding ...	1,138,096	1,003,080	978,532	971,841
1999				
Net Sales and Lease Revenue ..	$12,517,480	$12,933,690	$11,721,458	$11,907,629
Gross Profit	3,643,041	2,758,165	3,297,581	3,662,588
Net Income........	1,152,460	481,112	816,774	1,003,945
Per Share Data:				
Net Income Per Share.........	1.00	.42	.71	.87
Average Common Shares Outstanding ...	1,153,496	1,152,832	1,152,139	1,147,005

Information on Company's Common Stock

The Company's common stock is traded on the American Stock Exchange. The following table shows the dividends declared and the quarterly high and low prices of the common stock for the last two years.

	Dividends Declared		Market Range			
Quarter	**2001**	2000	**2001**		2000	
First	**$.43***	$.53*	**$21.50**	**$16.50**	$23.25	$19.00
Second ...	**.18**	.18	**$19.70**	**$18.70**	$23.25	$21.13
Third......	**.18**	.18	**$22.75**	**$19.00**	$23.00	$19.50
Fourth	**.18**	.18	**$22.90**	**$20.00**	$19.88	$16.13

* Includes an extra dividend of $.25 and $.35 per share in 2001 and 2000, respectively.

At December 31, 2001, there were approximately 344 shareholders of record.

BOARD OF DIRECTORS

Edward L. Chott (a)
Chairman and Chief
Executive Officer of
The Broaster Co.
Beloit, Wisconsin

Nirendu Dhar
General Manager of
H & L Tool Company, Inc.

William T. Divane, Jr. (a) (c)
Chairman of the Board and
Chief Executive Officer of
Divane Bros. Electric Co.
Franklin Park, Illinois

John R. Madden (a) (c) (e)
Chairman of the Board of
The First National Bank
of La Grange
La Grange, Illinois

John A. Morrissey (e)
Chairman of the Board
of the Company
President and Director of
Algonquin State Bank
Algonquin, Illinois

Walter W. Morrissey (c) (e)
Attorney at Law
Morrissey & Robinson
Oakbrook Terrace, Illinois

John C. Osterman (e)
President of the Company

(a) Member of Audit Committee
(c) Member of Compensation Committee
(e) Member of Executive Committee

CORPORATE OFFICERS

John A. Morrissey
Chairman, Chief
Executive Officer

John C. Osterman
President, Chief Operating
Officer and Treasurer

Nirendu Dhar
General Manager of
H & L Tool Company, Inc.

Donald P. Long
Vice President-Sales

Kimberly A. Kirhofer
Secretary

Michael J. Bourg
Corporate Controller

CHICAGO RIVET & MACHINE CO.

Administrative & Sales Offices
Naperville, Illinois
Norwell, Massachusetts

Manufacturing Facilities
Albia Division
Albia, Iowa

Jefferson Division
Jefferson, Iowa

Tyrone Division
Tyrone, Pennsylvania

H & L Tool Company, Inc.
Madison Heights, Michigan

Web Site
www.chicagorivet.com


Chicago Rivet

Chicago Rivet & Machine Co. • 901 Frontenac Road • P.O. Box 3061 • Naperville, Illinois 60566 • Telephone: (630) 357-8500